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SEC
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MAR 08 2021

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68632

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 AND ENDING 12/31/20
MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Chapwood Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4965 Preston Park Blvd. Suite 100
(No. and Street)

Plano (City) | Texas (State) | 75093 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Amsberry | 214-360-9822 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hartgraves Accounting & Consulting, LLC
(Name – if individual, state last, first, middle name)

325 N. St. Paul Street, Suite 3100 (Address) | Dallas (City) | TX (State) | 75201 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

***Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).**

OATH OR AFFIRMATION

I, Kenneth Shade, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Chapwood Securities Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none

CHRISTINA GARCIA
Notary ID #129867688
My Commission Expires
June 26, 2022

Signature

Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Report of Independent Registered Public Accounting Firm on Management's Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Chapwood Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Chapwood Securities, Inc. (the "Company") as of December 31, 2020, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note E to the financial statements, the Company has suffered recurring losses from operations and negative cash flows from operating activities that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note E. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation of Requirements Under Rule 15c3-3 (exemption) and Schedule III Information Relating to the Possession or Control Requirements Under Rule 15c3-3, all under the Rules of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation of Requirements Under Rule 15c3-3 (exemption) and Schedule III Information Relating to the Possession or Control Requirements Under Rule 15c3-3, all under the Rules of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Hartgraves Accounting & Consulting, LLC

We have served as the Company's auditor since 2019.

Dallas, Texas
February 5, 2021

CHAPWOOD SECURITIES, INC.
Statement of Financial Condition
December 31, 2020

ASSETS	
Cash	$ 12,063
Goodwill	42,083
Other Assets	1,815
TOTAL ASSETS	55,961
LIABILITIES AND SHAREHOLDER'S EQUITY	
LIABILITIES	
Accounts payable and accrued expenses	-
TOTAL LIABILITIES	-
SHAREHOLDER'S EQUITY	
Common Stock, 100,000 shares authorized, no par value 1,000 shares issued and outstanding, $1 stated value	1,000
Additional paid in capital	102,314
Accumulated deficit	(47,353)
TOTAL SHAREHOLDER'S EQUITY	55,961
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 55,961

The accompanying notes are an integral part of these financial statements.

CHAPWOOD SECURITIES, INC.
Statement of Operations
For the Year Ended December 31, 2020

Revenues	
Total Revenues	$ -
Operating Expenses	
Regulatory fees	6,494
Office expense	1,807
Communication expense	720
Occupancy expense	6,300
Amortization expense	5,000
Professional fees	15,767
Total Expenses	36,088
Net Loss	$ (36,088)

The accompanying notes are an integral part of these financial statements.

CHAPWOOD SECURITIES, INC.
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2020

	Common Stock	Additional Paid in Capital	Accumulated Deficit	Total
Balances at December 31, 2019	$ 1,000	$ 60,079	$ (11,267)	$ 49,812
Non-cash capital contributions	-	21,235	-	21,235
Cash capital contributions	-	21,000	-	21,000
Net income (loss)	-	-	(36,086)	(36,086)
Balances at December 31, 2020	$ 1,000	$ 102,314	$ (47,353)	$ 55,961

The accompanying notes are an integral part of these financial statements.

CHAPWOOD SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2020

Cash Flows From Operating Activities:		
Net loss	$	(36,088)
Adjustments to reconcile net loss to net cash used in operating activities:		
Non-cash capital contributions		21,235
Amortization expense		5,000
Change in operating assets and liabilities		
Increase in other assets		(1,815)
Decrease in accounts payable		(2,975)
Net cash provided (used) in Operating Activities		(14,643)
Cash Flows From Investing Activities:		
		-
Net cash provided (used) in Investing Activities		-
Cash Flows From Financing Activities:		
Capital contributions		21,000
Net cash provided (used) in Financing Activities		21,000
Net increase in cash		6,357
Cash, at beginning of year		5,706
Cash, at end of year	$	12,063
Supplemental Disclosures of Cash Flow Information:		
Cash paid during the year for:		
Interest	$	-
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

CHAPWOOD SECURITIES, INC
NOTES TO FINANCIAL STATEMENTS
December 31, 2020

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Chapwood Securities, Inc. (the Company) was incorporated in Texas 2011 and is located in Plano, TX. In May 2019, the Financial Industry Regulatory Authority, Inc. (FINRA) approved the Company's application to provide broker-dealer services for the sale of private placement securities.

Description of Business

The Company, located in Plano, TX is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. §240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to: (1) acting as the broker or dealer in the sale oil and gas interests (2) the sale of private placements of securities.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

For federal income tax purposes, the Company is taxed as corporation. Current provisions or benefits for income taxes are recorded based on estimates of actual income taxes or refunds thereof, as reported in federal and state tax returns.

The Company accounts for deferred income taxes using the asset liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequence attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using tax

NOTE A – SUMMARY OF ACCOUNTING POLICIES, continued

rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income during the period that includes the enactment date. Additionally, deferred tax assets may be reduced by a valuation allowance to reflect benefits that may not be realized.

NOTE B – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2020, The Company had net capital of $12,063 which was $7,063 in excess of its required net capital of $5,000. The Company's net capital ratio was approximately 0 to 1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

NOTE D – RELATED PARTY TRANSACTIONS

The Company leases office space from its sole shareholder. The office space is shared by Chapwood Securities Inc. and Chapwood Investments LLC, an affiliated company which is commonly owned by the sole shareholder. During the year rentals of $6,300 were charged to the Company for occupancy and communications reimbursement. The sole shareholder treated these rentals as a capital contribution.

NOTE E – GOING CONCERN

The Company has suffered losses from operations and negative cash flows from operating activities that raise substantial doubt about its ability to continue as a going concern. The financial statements have been prepared that the Company will continue as a going concern. The sole shareholder stands by and is capable and willing to contribute capital as needed so that the Company is able to meet its obligations as and when they are due.

Schedule I
CHAPWOOD SECURITIES, INC.
Supplemental Information
Pursuant to Rule 17a-5
December 31, 2020

Computation of Net Capital

Total Member's equity qualified for net capital	$ 55,961
Deductions / charges	
Non-allowable assets:	
Other assets	1,815
Purchased goodwill	42,083
Total deductions / charges	43,898
Net Capital before haircuts on securities positions	12,063
Haircuts on securities:	$ -
Net Capital	$ 12,063
Aggregate indebtedness	
Accounts payable and accrued expenses	$ -
Other liabilities	-
Total aggregate indebtedness	$ -
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 7,063
Ratio of aggregate indebtedness to net capital	0 to 1

Reconciliation of Computation of Net Capital

There were no differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

See accompanying report of independent registered public accounting firm.

Schedule I, continued
CHAPWOOD SECURITIES, INC.
Supplemental Information
Pursuant to Rule 17a-5
December 31, 2020

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding Reserve Requirements and Possession or Control Requirements

The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. §240.15c3-3 and is relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to: (1) acting as the broker or dealer in the sale oil and gas interests (2) the sale of private placements of securities.

The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

See accompanying report of independent registered public accounting firm.

Hartgraves

Accounting & Consulting, LLC

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Chapwood Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) Chapwood Securities, Inc. (the "Company") identified that it is considered a "Non-Covered Firm" exempt from provisions of 17 C.F.R. §15c3-3 and is filing its Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities to the sale of oil and gas interests and the sale of private placements of securities. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Chapwood Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Hartgraves Accounting & Consulting, LLC

Dallas, Texas
February 5, 2021

Chapwood Securities, Inc. Exemption Report

Chapwood Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. §240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to: (1) acting as the broker or dealer in the sale oil and gas interests (2) the sale of private placements of securities.

(2) The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

I, Kenneth Shade, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards,

Chief Compliance Officer

Date of Report: January 14, 2021

CHAPWOOD SECURITIES, INC
December 31, 2020

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